UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Cano Health, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

13781Y202**
(CUSIP Number)

Robert Dunleavy
Anchorage Capital Advisors, L.P.
610 Broadway
6th Floor
New York, NY 10012
212-432-4600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This is the CUSIP number of the Old Common Stock (as defined herein). The CUSIP number of the Issuer’s Common Stock, $0.0001 par value per share, is not known to the Reporting Persons at the time of filing of this Schedule 13D.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 13781Y202	SCHEDULE 13D	Page 2 of 13 pages

1	NAMES OF REPORTING PERSONS
Anchorage Capital Advisors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,028,890 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,028,890 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,028,890 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, IA

1.	Includes 151,082 Shares (as defined herein) that the Reporting Person currently has the right to acquire upon exercise of the Warrants (as defined herein).
2.
This percentage is based on the sum of (i) 41,800,000 Shares outstanding as of June 28, 2024, as reported in the Form 8-K (as defined herein), plus (ii) 151,082 Shares that the Reporting Person currently has the right to acquire upon exercise of the Warrants, which amount has been added to the Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No: 13781Y202	SCHEDULE 13D	Page 3 of 13 pages
1	NAMES OF REPORTING PERSONS
Anchorage Advisor Holdings Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,028,890 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,028,890 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,028,890 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

1.	Includes 151,082 Shares that the Reporting Person currently has the right to acquire upon exercise of the Warrants.
2.
This percentage is based on the sum of (i) 41,800,000 Shares outstanding as of June 28, 2024, as reported in the Form 8-K, plus (ii) 151,082 Shares that the Reporting Person currently has the right to acquire upon exercise of the Warrants, which amount has been added to the Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No: 13781Y202	SCHEDULE 13D	Page 4 of 13 pages
1	NAMES OF REPORTING PERSONS
Anchorage Advisor Holdings GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,028,890 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,028,890 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,028,890 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.	Includes 151,082 Shares that the Reporting Person currently has the right to acquire upon exercise of the Warrants.
2.
This percentage is based on the sum of (i) 41,800,000 Shares outstanding as of June 28, 2024, as reported in the Form 8-K, plus (ii) 151,082 Shares that the Reporting Person currently has the right to acquire upon exercise of the Warrants, which amount has been added to the Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No: 13781Y202	SCHEDULE 13D	Page 5 of 13 pages
1	NAMES OF REPORTING PERSONS
Yale Jacob Baron

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,028,890 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,028,890 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,028,890 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

1.	Includes 151,082 Shares that the Reporting Person currently has the right to acquire upon exercise of the Warrants.
2.
This percentage is based on the sum of (i) 41,800,000 Shares outstanding as of June 28, 2024, as reported in the Form 8-K, plus (ii) 151,082 Shares that the Reporting Person currently has the right to acquire upon exercise of the Warrants, which amount has been added to the Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No: 13781Y202	SCHEDULE 13D	Page 6 of 13 pages
1	NAMES OF REPORTING PERSONS
Thibault Mathieu Gournay

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,028,890 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,028,890 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,028,890 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

1.	Includes 151,082 Shares that the Reporting Person currently has the right to acquire upon exercise of the Warrants.
2.
This percentage is based on the sum of (i) 41,800,000 Shares outstanding as of June 28, 2024, as reported in the Form 8-K, plus (ii) 151,082 Shares that the Reporting Person currently has the right to acquire upon exercise of the Warrants, which amount has been added to the Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No: 13781Y202	SCHEDULE 13D	Page 7 of 13 pages
1	NAMES OF REPORTING PERSONS
Anchorage Collateral Management, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,272,999 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,272,999 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,272,999 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.	Includes 128,581 Shares that the Reporting Person currently has the right to acquire upon exercise of the Warrants.
2.
This percentage is based on the sum of (i) 41,800,000 Shares outstanding as of June 28, 2024, as reported in the Form 8-K, plus (ii) 128,581 Shares that the Reporting Person currently has the right to acquire upon exercise of the Warrants, which amount has been added to the Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No: 13781Y202	SCHEDULE 13D	Page 8 of 13 pages
Item 1.	Security and Issuer

This Schedule 13D relates to the Reporting Persons’ (as defined in Item 2) beneficial ownership interest in the common stock, $0.0001 par value per share (the “Shares”), of Cano Health, Inc., a Delaware corporation (the “Issuer”), which was issued in connection with the Issuer’s emergence from the Chapter 11 Cases (as defined in Item 4) and upon cancellation of all of the Issuer’s previously-issued Class A Common Stock, $0.01 par value per share (the “Old Common Stock”), as more fully described in Item 4. The Issuer has its principal executive offices at 9725 NW 117th Avenue, Suite 200, Miami, FL 33178.

Item 2.	Identity and Background

(a-c,f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Anchorage Capital Advisors, L.P., a Delaware limited partnership (“Capital Advisors”),
ii.	Anchorage Advisor Holdings Management, L.P., a Delaware limited partnership (“Holdings Management”),
iii.	Anchorage Advisor Holdings GP, L.L.C., a Delaware limited liability company (“Holdings GP”),
iv.	Yale Jacob Baron, a citizen of the United States (“Mr. Baron”),
v.	Thibault Mathieu Gournay, a citizen of France (“Mr. Gournay”), and
vi.	Anchorage Collateral Management, L.L.C., a Delaware limited liability company (“Collateral Management”).

This Schedule 13D relates to the Shares and Warrants (as defined herein) held for the accounts of funds managed by Collateral Management, Anchorage Opportunities Advisor, L.L.C. (“Opportunities Advisor”) and Anchorage Strategies Advisor, L.L.C. (“Strategies Advisor” and, together with Collateral Management and Opportunities Advisor, “Relying Advisors”). Relying Advisors are relying advisers of Capital Advisors, the sole member of each of the Relying Advisors. Holdings Management is the majority owner of Capital Advisors. Holdings GP is the sole general partner of each of Capital Advisors and Holdings Management. Mr. Baron and Mr. Gournay are co-managing members of Holdings GP.

The address of the principal business office of each of the Reporting Persons is 610 Broadway, 6th Floor, New York, NY 10012.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Item 4.	Purpose of Transaction

On February 4, 2024 (the “Petition Date”), the Issuer and certain of its direct and indirect subsidiaries (collectively, the “Debtors”) filed voluntary petitions (collectively, the “Chapter 11 Cases”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) seeking relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”).

CUSIP No: 13781Y202	SCHEDULE 13D	Page 9 of 13 pages
As described in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 1, 2024 (the “Form 8-K”), on June 28, 2024, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Fourth Amended Joint Chapter 11 Plan of Reorganization of Cano Health, Inc. and its Affiliated Debtors (the “Plan”). The Confirmation Order, including a copy of the Plan attached thereto as Exhibit A, is incorporated herein by reference to Exhibit 2.1 of the Form 8-K.

On June 28, 2024 (the “Effective Date”), the Plan became effective pursuant to its terms and the Debtors emerged from the Chapter 11 Cases. As part of the transactions undertaken pursuant to the Plan and in connection with the Issuer’s emergence from the Chapter 11 Cases, on the Effective Date, all of the Old Common Stock and existing warrants of the Issuer were cancelled, and the Issuer (i) newly issued 41,800,000 Shares and (ii) was authorized to issue an aggregate of up to 2,200,150 warrants, each exercisable for one Share, at an initial exercise price of $25.30 per Share, exercisable for a 5-year period commencing on the Effective Date (the “Warrants”), in each case, in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 1145 of the Bankruptcy Code. On the Effective Date, certain funds managed by affiliates of Anchorage Capital Advisors, L.P., as holders of First Lien Claims (as defined in the Plan), received an aggregate of 4,877,808 newly issued Shares, respectively, and as holders of RSA GUC Claims (as defined in the Plan), received Warrants to purchase an aggregate of 151,082 Shares, respectively, in connection with the equitization of allowable Claims (as defined in the Plan). Specifically, as of the Effective Date, 4,144,418 Shares and 128,581 Warrants were acquired by funds managed by Collateral Management, 613,129 Shares and 18,659 Warrants were acquired by a fund managed by Opportunities Advisor, and 120,261 Shares and 3,842 Warrants were acquired by funds managed by Strategies Advisor.

The Shares and Warrants reported herein are held for investment purposes, but the Reporting Persons may review and evaluate strategic alternatives, opportunities to increase shareholder value, Issuer operations, governance and control, and other matters related to the Issuer. Depending on market conditions and other factors (including evaluation of the Issuer’s business and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

Also on the Effective Date, Cano Health, LLC (“Cano”), a subsidiary of the Issuer, entered into a credit agreement (the “Credit Facility Agreement”) with Wilmington Savings Fund Society, FSB, as administrative agent, and certain financial institutions (including the funds advised by Relying Advisors) as lenders, providing for (i) a first out, senior secured delayed draw term loan credit facility (the “Delayed Draw Term Loan Facility”) and (ii) a second out, senior secured takeback term loan facility (the “Term Loan Facility”). The Delayed Draw Term Loan Facility provides for loans of up to $50,000,000. The Term Loan Facility provides a $161,250,000 term loan. The final maturity date for (i) the Delayed Draw Term Loan Facility is June 28, 2028 and (ii) the Term Loan Facility is June 28, 2029.

Pursuant to the Credit Facility Agreement, the funds advised by Collateral Management, Opportunities Advisor and Strategies Advisor agreed to be deemed to commit to the Delayed Draw Term Loan Facility to Cano on the Effective Date in amounts of $4,764,191.31, $2,497,636.42 and $158,615.99, respectively. Also pursuant to the Credit Facility Agreement, the Term Loan Facility should be deemed funded on the Effective Date to refinance in full Cano’s existing debtor-in-possession financing (“DIP Loans”), including such DIP Loans in amounts of $17,833,850.41, $1,755,109.40 and $298,898.38 made to Cano by the funds advised by Collateral Management, Opportunities Advisor and Strategies Advisor, respectively.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plans or proposals that relates or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

The foregoing descriptions of the Warrants and the Credit Facility Agreement do not purport to be complete and are qualified in their entirety by the applicable definitive documents (or forms thereof), each of which is attached hereto as an exhibit and incorporated herein by reference.

CUSIP No: 13781Y202	SCHEDULE 13D	Page 10 of 13 pages
Item 5.	Interest in Securities of the Issuer

(a, b) The aggregate number of Shares and the percentage of total outstanding Shares beneficially owned by the Reporting Persons as of the date hereof is set forth below:

Reporting Person	Number of Shares Beneficially Owned (1)	Percentage of Outstanding Shares
Capital Advisors	5,028,890 (2)	12.0% (4)
Holdings Management	5,028,890 (2)	12.0% (4)
Holdings GP	5,028,890 (2)	12.0% (4)
Baron	5,028,890 (2)	12.0% (4)
Gournay	5,028,890 (2)	12.0% (4)
Collateral Management	4,272,999 (3)	10.2% (5)

(1) The beneficial ownership for which each figure is provided in this column is the shared, not sole, power to vote or to direct the vote, and the shared, not sole, power to dispose of or to direct the disposition of the Shares.

(2) Includes 151,082 Shares that the Reporting Person currently has the right to acquire upon exercise of the Warrants.

(3) Includes 128,581 Shares that the Reporting Person currently has the right to acquire upon exercise of the Warrants.

(4) This percentage is based on the sum of (i) 41,800,000 Shares outstanding as of June 28, 2024, as reported in the Form 8-K, plus (ii) 151,082 Shares that the Reporting Person currently has the right to acquire upon exercise of the Warrants, which amount has been added to the Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

(5) This percentage is based on the sum of (i) 41,800,000 Shares outstanding as of June 28, 2024, as reported in the Form 8-K, plus (ii) 128,581 Shares that the Reporting Person currently has the right to acquire upon exercise of the Warrants, which amount has been added to the Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

(c) The response to Item 4 of this Schedule 13D is incorporated by reference herein. Except as set forth in this Schedule 13D, no transactions in the Shares have been effected by the Reporting Persons within the past 60 days.

(d) See disclosure in Items 2 and 4 of this Schedule 13D. Certain funds managed by the Relying Advisers are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D that may be deemed to be beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Shareholders’ Agreement

On the Effective Date, pursuant to the Plan and Confirmation Order, the Issuer and shareholders of the New Equity Interests (including funds managed by the Relying Advisers) entered into a shareholders’ agreement (the “Shareholders’ Agreement”) setting forth certain governance matters, including certain rights and restrictions of the holders of the New Equity Interests (the “Holders”).

The Shareholders’ Agreement requires the Holders to vote in favor of the members of the board of the Issuer (the “Board”) nominated in accordance with Amended and Restated Certificate of Incorporation of Cano Health, Inc. (the “Certificate of Incorporation”). In accordance with the Certificate of Incorporation, the Board consists of six members. Capital Advisors has the right to nominate one member of the Board so long as Capital Advisors and its affiliate hold 8% or more of the Designated Shares (as defined herein). In the event of the death, resignation, removal or otherwise of any director, the applicable Holder entitled to designate such director shall be entitled to nominate a new director to fill such vacancy. Capital Advisors has not designated a director as of the filing of this Schedule 13D.

CUSIP No: 13781Y202	SCHEDULE 13D	Page 11 of 13 pages
The Shareholders’ Agreement also provides Holders with customary drag-along, tag-along and preemptive rights. The drag-along rights provide for customary drag-along rights upon (i) the receipt by one or more Holders of at least 50% of the Shares (excluding Shares issued under the Issuer’s management incentive plan and Shares that are issuable under certain warrants issued on the Effective Date) (“Designated Shares”) of a bona fide offer from a third-party purchaser unaffiliated with any of the selling Holders and (ii) Board approval of such sale transaction. Holders will have customary tag-along rights with respect to any transfer of at least 40% of the Designated Shares. Holders of at least 3% of the Designated Shares are also entitled to customary pro rata preemptive rights in connection with future issuances of equity securities of the Issuer, subject to customary exceptions.

The Shareholders’ Agreement also provides certain qualified Holders owning at least 3% of the Designated Shares with customary demand registration and piggyback rights, subject to customary registration procedures, and the Issuer’s right to suspend any registration statement for a period of up to ninety days under certain conditions.

The foregoing description of the Shareholders’ Agreement does not purport to be complete and is qualified in its entirety by the complete document, which is attached hereto as an exhibit and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of July 8, 2024, by and among the Reporting Persons.
Exhibit 2
Warrant Agreement, dated June 28, 2024, by and among the Issuer and Continental Stock Transfer & Trust Company, as warrant agent and transfer agent of the Issuer (incorporated by reference to Exhibit 10.3 to the Form 8-K).

Exhibit 3
Credit Agreement, dated as June 28, 2024, by and among Cano Health, LLC as borrower, Primary Care (ITC) Intermediate Holdings, LLC, the lenders and issuing banks party thereto and Wilmington Savings Fund Society, FSB, as administrative agent and collateral agent for the Lenders (incorporated by reference to Exhibit 10.2 to the Form 8-K).

Exhibit 4	Shareholders’ Agreement of Cano Health, Inc., dated as of June 28, 2024 (incorporated by reference to Exhibit 10.1 to the Form 8-K).

CUSIP No: 13781Y202	SCHEDULE 13D	Page 12 of 13 pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Anchorage Capital Advisors, L.P.

By: /s/ Robert Dunleavy
Name: Robert Dunleavy
Title: Chief Operating Officer

Anchorage Advisor Holdings Management, L.P.

By: Anchorage Advisor Holdings GP, L.L.C., its general partner
By: /s/ Robert Dunleavy
Name: Robert Dunleavy
Title: Chief Operating Officer

Anchorage Advisor Holdings GP, L.L.C.

By: /s/ Robert Dunleavy
Name: Robert Dunleavy
Title: Chief Operating Officer

Yale Jacob Baron

/s/ Yale Jacob Baron

Thibault Mathieu Gournay

/s/ Thibault Mathieu Gournay

Anchorage Collateral Management, L.L.C.

By: Anchorage Capital Advisors, L.P., its sole member
By: /s/ Robert Dunleavy
Name: Robert Dunleavy
Title: Chief Operating Officer

July 8, 2024
Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).